Exhibit 1

31 October 2011

Retirement of Graham Reaney

Westpac Chairman Ted Evans today announced that Non-executive Director Graham Reaney would be retiring from the Board at the conclusion of Westpac’s Annual General Meeting on 14 December 2011.

Mr Reaney has been a member of the Westpac Board since completion of the merger with St.George in December 2008.  Before the merger he was a Non-executive Director of St.George Bank Limited for 12 years.

Mr Evans thanked Mr Reaney for his extensive contribution to the Westpac Board, including assisting in a smooth transition following the St.George merger and his important role as a member of the BankSA Advisory Board.

Mr Evans said: “Graham’s broad experience across many sectors of Australian business, his astute commercial acumen and his deep understanding of St.George have been invaluable over the past three years and we will miss him greatly.  It has been a real pleasure serving with him on the Board.”

Mr Reaney said: “It has been a privilege to work with my Board colleagues and our very talented management team, and I am especially proud of what we have achieved through the St.George merger. It is with real confidence that I wish the Westpac Group every continued success.”

For Further Information
Paul Marriage	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8219 8512	Ph: 02 8253 3443
Ph: 0401 751 860	Ph: 0416 275 273

Westpac Banking Corporation

ABN 33007457141